                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                        CIRCUS CIRCUS ENTERPRISES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.01 2/3 PAR VALUE
                         (Title of Class of Securities)

                                  172909 10 3
                                 (CUSIP Number)

Michael S. Ensign                        with a copy to:
Vice Chairman and                        Mary Ellen Kanoff, Esq.
Chief Operating Officer                  Latham & Watkins
Circus Circus Enterprises, Inc.          633 West Fifth Street
2880 Las Vegas Blvd., South              Suite 4000
Las Vegas, Nevada 89109                  Los Angeles, California  90071
(702) 794-3806                           (213) 485-1234


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 1, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------                                       -------------------
CUSIP No. 172909 10 3                                       Page 2 of ___ Pages
- ---------------------                                       -------------------

- --------------------------------------------------------------------------------
 1  NAME OF PERSON
      MICHAEL S. ENSIGN
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF                                     (a) [_]
    MEMBER OF A GROUP*
                                                                     (b) [_]
- --------------------------------------------------------------------------------
 3  SEC USE ONLY

- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      PF
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [_]
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
- --------------------------------------------------------------------------------
                           7   SOLE DISPOSITIVE POWER
 NUMBER OF                       6,501,933
 SHARES                ---------------------------------------------------------
 BENEFICIALLY              8   SHARED VOTING POWER
 OWNED BY                        N/A
 EACH                  ---------------------------------------------------------
 REPORTING                 9   SOLE DISPOSITIVE POWER
 PERSON WITH                     6,501,933
                       ---------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                 N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
      6,501,933
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
    EXCLUDES CERTAIN SHARES*
      N/A
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.4%
- --------------------------------------------------------------------------------
14  TYPE OF PERSON REPORTING*
      IN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Common Stock, $.01 2/3 par value per share (the "Shares"), of Circus Circus Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by Michael S. Ensign (the "Reporting Person").

          (b) The Reporting Person's business address is 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

          (c) The present principal occupation of the Reporting Person is Vice Chairman of the Board of Directors and Chief Operating Officer of the Issuer. The Issuer is primarily engaged in the gaming business and its principal executive offices are located at 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Agreement and Plan of Merger dated as of March 19, 1995 by and between, among others, the Reporting Person and the Issuer, as amended (the "Merger Agreement"), the Reporting Person agreed to transfer to certain subsidiaries of the Issuer his indirect interests in (i) three operating and licensed Nevada casinos, (ii) two gasoline service stations, holding restricted gaming licenses, (iii) an Illinois-licensed riverboat gaming facility, and (iv) various development properties located in Nevada, Indiana/Kentucky, and Mississippi (collectively, the "Gold Strike Properties"). In return, the Issuer agreed to issue 6,501,933 Shares, and distribute $4,795,193 in cash, to the Reporting Person. After the parties to the Merger Agreement obtained the requisite gaming and other governmental approvals and bank consents, the transactions contemplated by the Merger Agreement were effected (the "Closing") on June 1, 1995 (the "Closing Date"), resulting in, among other things, the transfer by the Reporting Person of the Gold Strike Properties to certain subsidiaries of the Issuer and the issuance and distribution by the Issuer of 6,501,933 Shares and $4,795,193 in cash to the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the 6,501,933 Shares for investment purposes. Subject to compliance with the Standstill Agreement (as defined below) and compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the

                              Page 3 of ___ Pages
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Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may purchase additional Shares or dispose of some or all of his Shares from time to time in open market transactions, private transactions or otherwise.

          The Reporting Person intends to participate in the formulation, determination and direction of basic business decisions and policies of the Issuer by virtue of his membership on the Issuer's Board of Directors and his service as an executive officer of the Issuer. For further discussion of (i) the Merger Agreement which contains provisions relating to the Reporting Person's membership on the Issuer's Board of Directors and (ii) the Employment Agreement (as defined below) which contains provisions relating to the Reporting Person's employment as an executive officer of the Issuer, see Item 6, below.

          Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 6,501,933 Shares beneficially owned by the Reporting Person constitute approximately 6.4% of the total number of Shares outstanding as of the open of business on the

                              Page 4 of ___ Pages

Closing Date, after giving effect to the issuance of 16,291,551 Shares on such date in connection with the Closing.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 6,501,933 Shares beneficially owned by him.

          (c) Except as set forth herein, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the transactions contemplated by the Merger Agreement, the Issuer's Bylaws were amended to increase the number of Class III Directors from two to three. Pursuant to the Merger Agreement, on the Closing Date, the Reporting Person was elected by the Issuer's Board of Directors to fill the Class III vacancy resulting from the foregoing amendment to the Bylaws for the balance of the current term of such class. The Merger Agreement also requires the Issuer, at the end of the current term of the Reporting Person, to use its best efforts to cause the Reporting Person (or another individual designated by the Reporting Person) to be nominated for election to a full term when that class next stands for election in 1997.

          In connection with the Closing, the Reporting Person also entered into the following agreements with the Issuer which relate to the management and securities of the Issuer: Employment Agreement, Standstill Agreement and Registration Rights Agreement. Each of which is discussed below.

          The Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer requires, among other things, the Issuer to employ the Reporting Person as Vice Chairman of the Board of Directors and Chief Operating Officer for a term of three years subject to automatic renewal unless the Reporting Person or the Issuer provides written notice to the contrary.

          The Standstill Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer (the "Standstill Agreement"), contains a number of customary "standstill" restrictions, including limitations on the number of Shares which the Reporting Person can beneficially own. Pursuant to such restrictions, the Reporting Person has agreed, among other things and except in certain circumstances, for a five year period beginning on the Closing Date (i) not to acquire more than 9.9% of the outstanding equity securities of the Issuer, (ii) not to engage in the solicitation of proxies and
(iii) not to make any acquisition proposal.

          The Registration Rights Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer, provides the Reporting Person with certain demand and piggyback registration rights with respect to the Shares acquired by him pursuant to the Merger Agreement.

          The description of the terms of the Merger Agreement, Employment Agreement, Standstill Agreement and Registration Rights Agreement set forth herein does not purport to be a

                              Page 5 of ___ Pages
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complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to such agreements, which are set forth as Exhibits
99.1 to 99.5 hereto. Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

          Except as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits of loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and between, among others, the Reporting Person and the Issuer.

          99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and between, among others, the Reporting Person and the Issuer.

          99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.

          99.4 Standstill Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer.

          99.5 Registration Rights Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer.

                              Page 6 of ___Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 1995


                                    /s/ Michael S. Ensign
                                    ----------------------------------------
                                    Michael S. Ensign



                              Page 7 of ___ Pages

                                  EXHIBIT LIST

          99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and between, among others, the Reporting Person and the Issuer (incorporated by reference to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995).

          99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and between, among others, the Reporting Person and the Issuer.

          99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.

          99.4 Standstill Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer.

          99.5 Registration Rights Agreement dated as of the Closing Date by and between, among others, the Reporting Person and the Issuer.


                              Page 8 of ___ Pages